UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)

AND

AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Pactera Technology International Ltd.

(Name of Issuer)

Common shares, par value $0.00139482 per share

(Title of Class of Securities)

695255109(1)

(CUSIP Number)

Mr. Loh Tiak Koon

3/F Building 8, Zhongguancun Software Park

Haidian District, Beijing 100193

People’s Republic of China

Telephone: +86 10 8282 5266

With a copy to:

W. Clayton Johnson, Esq.

Cleary Gottlieb Steen & Hamilton LLP

Twin Towers West (23Fl)

12B Jianguomenwai Avenue

Chaoyang District, Beijing 100022

People’s Republic of China

Telephone: +86 10 5920 1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 27, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)  This CUSIP number applies to the Issuer’s American Depositary Shares, each representing one common share of the Issuer.

CUSIP No. 695255109	Page 2 of 14 Pages

1.	Names of Reporting Persons Chris Shuning Chen

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO — See Item 3

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person IN

CUSIP No. 695255109	Page 3 of 14 Pages

1.	Names of Reporting Persons Tiak Koon Loh

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO — See Item 3

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person IN

CUSIP No. 695255109	Page 4 of 14 Pages

1.	Names of Reporting Persons David Lifeng Chen

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO — See Item 3

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person IN

CUSIP No. 695255109	Page 5 of 14 Pages

1.	Names of Reporting Persons Sidney Xuande Huang

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO — See Item 3

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person IN

CUSIP No. 695255109	Page 6 of 14 Pages

1.	Names of Reporting Persons Jun Su

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO — See Item 3

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person IN

CUSIP No. 695255109	Page 7 of 14 Pages

1.	Names of Reporting Persons He Jin

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO — See Item 3

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person IN

CUSIP No. 695255109	Page 8 of 14 Pages

1.	Names of Reporting Persons Chu Tzer Liu

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO — See Item 3

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person IN

CUSIP No. 695255109	Page 9 of 14 Pages

1.	Names of Reporting Persons Jian Wu

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO — See Item 3

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person IN

CUSIP No. 695255109	Page 10 of 14 Pages

1.	Names of Reporting Persons Junbo Liu

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO — See Item 3

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person IN

CUSIP No. 695255109	Page 11 of 14 Pages

1.	Names of Reporting Persons Jinsong Li

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO — See Item 3

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person IN

CUSIP No. 695255109	Page 12 of 14 Pages

1.	Names of Reporting Persons Minggang Feng

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO — See Item 3

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person IN

CUSIP No. 695255109	Page 13 of 14 Pages

Unless otherwise specified, this amendment No. 3 (this “Amendment No. 3”) amends and supplements the Schedule 13D jointly filed by Chris Shuning Chen, Tiak Koon Loh, David Lifeng Chen, Sidney Xuande Huang, Jun Su, He Jin, Chu Tzer Liu, Jian Wu, Junbo Liu, Jinsong Li and Minggang Feng (collectively, the “Reporting Persons”) with respect to Pactera Technology International Ltd. (the “Company” or the “Issuer”) with the United States Securities and Exchange Commission (the “SEC”) on May 29, 2013, as previously amended by Amendment No. 1 filed on September 13, 2013 and Amendment No. 2 filed on October 18, 2013 (the “Original Schedule 13D”).

Item 4	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

On March 6, 2014, at 10:00 a.m. (Beijing time), an extraordinary general meeting of shareholders of the Issuer was held at Building C-4, No. 66 Xixiaokou Road, Haidian District, Beijing 100192, the People’s Republic of China. At the extraordinary general meeting, the shareholders of the Issuer voted in person or by proxy to authorize and approve the Merger Agreement, the plan of merger substantially in the form attached as Annex A to the Merger Agreement and the transactions contemplated thereby, including the merger.

On March 26, 2014, the Issuer and Merger Sub filed the plan of merger with the Cayman Islands Registrar of Companies, which was registered by the Cayman Islands Registrar of Companies as of March 26, 2014, pursuant to which the Merger became effective on March 27, 2014.  As a result of the Merger, the Issuer ceased to be a publicly traded company and became indirectly wholly owned by Parent.

At the effective time of the Merger, each outstanding Common Share (including the Common Shares represented by ADSs), other than (a) the Rollover Shares, (b) Common Shares held by Parent, the Company or any of their subsidiaries (collectively, with the Rollover Shares, the “Excluded Shares”) and (c) Common Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenter rights under Section 238 of the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, was cancelled in exchange for the right to receive $7.30 in cash without interest, and each issued and outstanding ADS (other than any ADS that represents Excluded Shares), each representing one Common Share, was cancelled in exchange for the right to receive an amount in cash equal to the merger consideration, less up to $0.05 per ADS in cancellation fees pursuant to the terms of the ADS deposit agreement of the Company, in each case, net of any applicable withholding taxes.

As a result of the Merger, all of the Common Shares beneficially owned by the Reporting Persons prior to the effective time were contributed to Parent in exchange for the right to subscribe for the ordinary shares or other equity based securities of Parent in accordance with the Contribution Agreement and the Reporting Persons no longer beneficially owns any Common Shares of the Issuer.

Following the Merger, the ADSs of the Issuer will no longer be listed on any securities exchange or quotation system, including the NASDAQ Global Select Market. In addition, 90 days after the filing of Form 15 in connection with the completion of the transaction, or such shorter period as may be determined by the Commission, the registration of the ADSs and the underlying Common Shares under the Exchange Act will be terminated.

Item 5	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a) — (b)

As a result of the Merger, all of the Common Shares beneficially owned by the Reporting Persons prior to the effective time were contributed to Parent in exchange for the right to subscribe for the ordinary shares or other equity based securities of Parent pursuant to the terms of the Merger Agreement and the Contribution Agreement.

(c)	Except for the transactions described in Item 4, none of the Reporting Persons has effected any transactions in the Common Shares during the past 60 days.

(d) — (e)	Not applicable.

CUSIP No. 695255109	Page 14 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2014

Chris Shuning Chen

By:	/s/ Tiak Koon Loh
Tiak Koon Loh
Attorney-in-fact

Tiak Koon Loh

By:	/s/ Tiak Koon Loh
Tiak Koon Loh

David Lifeng Chen

By:	/s/ Tiak Koon Loh
Tiak Koon Loh
Attorney-in-fact

Sidney Xuande Huang

By:	/s/ Tiak Koon Loh
Tiak Koon Loh
Attorney-in-fact

Jun Su

By:	/s/ Tiak Koon Loh
Tiak Koon Loh
Attorney-in-fact

He Jin

By:	/s/ Tiak Koon Loh
Tiak Koon Loh
Attorney-in-fact

Chu Tzer Liu

By:	/s/ Tiak Koon Loh
Tiak Koon Loh
Attorney-in-fact

Jian Wu

By:	/s/ Tiak Koon Loh
Tiak Koon Loh
Attorney-in-fact

Junbo Liu

By:	/s/ Tiak Koon Loh
Tiak Koon Loh
Attorney-in-fact

Jinsong Li

By:	/s/ Tiak Koon Loh
Tiak Koon Loh
Attorney-in-fact

Minggang Feng

By:	/s/ Tiak Koon Loh
Tiak Koon Loh
Attorney-in-fact